Exhibit 99.2
Shanda Games Reports Third Quarter 2009 Unaudited Results
Net Revenues Increased 45% YoY and 10% QoQ to US$186.3 Million
Non-GAAP Operating Income Increased 58% YoY and 13% QoQ to US$72.6 Million
Non-GAAP Diluted Earnings per ADS US$0.24
Shanghai, China—December 1, 2009—Shanda Games Limited (“Shanda Games”, or the “Company”) (NASDAQ: GAME), a leading online game developer, operator and publisher in China, today announced its unaudited consolidated financial results for the quarter ended September 30, 2009.
Third Quarter 2009 Financial Highlights(1)
•	Net revenues increased 45% year-over-year and 10% quarter-over-quarter to a record high of RMB1,272.0 million (US$186.3 million).

•
Massively multi-player online role-playing games (MMORPGs) revenues increased 53% year-over-year and 9% quarter-over-quarter to RMB1,180.5 million (US$172.9 million). Active paying accounts (APA) increased 6% quarter-over-quarter to 9.06 million. Average monthly revenue per active paying account (ARPU) increased 4% quarter-over-quarter to RMB43.4.

•
Advanced casual games revenues decreased 11% year-over-year and increased 21% quarter-over-quarter to RMB87.4 million (US$12.8 million). APA increased 5% quarter-over-quarter to 1.21 million. ARPU increased 15% quarter-over-quarter to RMB24.1.

•	US GAAP operating income increased 36% year-over-year and decreased 2% quarter-over-quarter to RMB421.2 million (US$61.6 million).

•	Non-GAAP(2) operating income excluding share-based compensation increased 58% year-over-year and 13% quarter-over-quarter to RMB 496.6 million (US$72.6 million).

•
US GAAP net income attributable to ordinary shareholders increased 39% year-over-year and 1% quarter-over-quarter to RMB366.6 million (US$53.7 million). US GAAP earnings per diluted ADS were RMB1.32 (US$0.20), compared with RMB0.96 in the third quarter of 2008 and RMB1.32 in the second quarter of 2009.

•
Non-GAAP(2) net income attributable to ordinary shareholders increased 65% year-over-year and 18% quarter-over-quarter to RMB442.0 million (US$64.7 million). Non-GAAP earnings per diluted ADS were RMB1.58 (US$0.24), compared with RMB0.98 in the third quarter of 2008 and RMB1.36 in the second quarter of 2009.

(1)
The conversion of Renminbi (RMB) into U.S. dollars in this release is based on RMB6.8290 to US$1.00 as published by the People’s Bank of China on September 30, 2009. The percentages stated in this press release are calculated based on the RMB amounts.

(2)	Non-GAAP measures are disclosed and reconciled to the corresponding GAAP measures in the section below titled “Non-GAAP Financial Measures”.
“We are very excited to mark our first reporting period following our successful IPO on NASDAQ with such strong results,” commented Diana Li, CEO of Shanda Games Limited. “Third quarter growth was driven by solid performance from our diversified portfolio of games, with healthy APA and ARPU growth from both our massively multiplayer online role-playing games and advanced casual games, reflecting our leading operational expertise and strong execution ability. Looking forward, as a pure-play online gaming company we will continue to deliver new versions of our hit franchises including Mir II and Woool while developing new games both in-house and through partnerships with developers in China and abroad. We expect that our strategy of growing a large portfolio of online games combined with our leading ability to manage game operations, deep understanding of the local market and ongoing R&D investment will help ensure continued strong performance.”
Conference Call and Webcast Notice
Shanda Games will host a conference call at 8:00 p.m. on December 1, 2009 Eastern Time (9:00 a.m. on December 2, 2009 Beijing/Hong Kong time), to present an overview of the Company’s financial performance and business operations. A live webcast of the conference call will be available on the Company’s corporate website at http://www.shandagames.com.

Third Quarter 2009 Financial Results(1)
Net Revenues. In the third quarter of 2009, Shanda Games reported net revenues of RMB1,272.0 million (US$186.3 million), representing an increase of 45% from RMB878.3 million in the third quarter of 2008 and 10% from RMB1,158.5 million in the second quarter of 2009.
Net revenues from MMORPGs were RMB1,180.5 million (US$172.9 million), representing an increase of 53% from RMB772.5 million in the third quarter of 2008 and an increase of 9% from RMB1,079.3 million in the second quarter of 2009. The sequential increase in MMORPG revenues was primarily driven by the continued growth of existing games as well as newly launched games in the third quarter of 2009. The number of APA for MMORPGs increased 6% sequentially to 9.06 million, and ARPU for MMORPGs increased 4% sequentially to RMB43.4.
Net revenues from advanced casual games were RMB87.4 million (US$12.8 million), representing a decrease of 11% from RMB98.2 million in the third quarter of 2008 and an increase of 21% from RMB72.2 million in the second quarter of 2009. The year-over-year decline was primarily due to the fact that in the third quarter of 2008 the Company introduced major content updates in one of its significant advanced casual games that attracted substantial user interest. The quarter-over-quarter increase was driven by strong seasonality related to students’ summer holidays in the third quarter. As a result, the number of APA for advanced casual games increased 5% sequentially to 1.21 million, and ARPU increased 15% sequentially to RMB24.1.
Other revenues in the third quarter of 2009 was RMB4.1 million (US$0.6 million), compared with RMB7.6 million in the third quarter of 2008 and RMB7.0 million in the second quarter of 2009.
Cost of Revenues. Cost of revenues for the third quarter of 2009 was RMB518.0 million (US$75.9 million), representing a 44% increase from RMB358.9 million in the third quarter of 2008 and a 11% increase from RMB466.4 million in the second quarter of 2009. The sequential increase in the third quarter was primarily due to an increase in platform fees, as well as an increase in licensing fees paid to third parties. Cost of revenues as a percentage of net revenues remained relatively flat at 40.7% in the third quarter of 2009, compared with 40.9% in the same period last year and 40.3% in the preceding quarter.

Gross Profit. Gross profit for the third quarter of 2009 was RMB754.0 million (US$110.4 million), representing a 45% increase from RMB519.4 million in the third quarter of 2008 and a 9% increase from RMB692.1 million in the second quarter of 2009. Gross margin was 59.3% in the third quarter of 2009, compared with 59.1% in the third quarter of 2008 and 59.7% in the second quarter of 2009.
Operating Expenses. Operating expenses for the third quarter of 2009 were RMB332.8 million (US$48.8 million), compared with RMB209.3 million and RMB261.1 million for the third quarter of 2008 and the preceding quarter, respectively. The quarter-over-quarter increase in operating expenses was mainly due to an increase in share-based compensation expenses as the Company recognized an accumulated expense due to satisfying initial public offering milestone condition during the third quarter of 2009 and an increase in sales and marketing expenses in connection with nationwide promotion activities conducted for our games during the summer holiday season. Research and development expenses also increased sequentially during the third quarter of 2009, mainly resulting from increased headcount as well as a merit-based payroll increase for our R&D employees.
Share-based compensation was RMB75.4 million (US$11.0 million) in the third quarter of 2009, including an accumulated expense of approximately RMB61.6 million (US$9.02 million) recognized due to the consummation of the Company’s initial public offering, compared with RMB3.5 million in the third quarter of 2008 and RMB10.1 million in the second quarter of 2009.
In the third quarter of 2009, operating expenses represented 26.2% of revenues, compared with 23.8% in the third quarter of 2008 and 22.5% in the second quarter of 2009. Excluding share-based compensation expenses, operating expenses represented 20.2% of revenues in the third quarter of 2009, compared with 23.4% in the third quarter of 2008 and 21.7% in the second quarter of 2009.

Operating Income. Operating income for the third quarter of 2009 was RMB421.2 million (US$61.6 million), compared with RMB310.1 million in the third quarter of 2008 and RMB431.0 million in the second quarter of 2009. Operating margin was 33.1% in the third quarter of 2009, compared to 35.3% and 37.2% for the third quarter of 2008 and the preceding quarter, respectively.
Non-GAAP(2) Operating Income. Non-GAAP operating income for the third quarter of 2009 was RMB496.6 million (US$72.6 million), an increase of 58% from RMB313.6 million in the third quarter of 2008 and an increase of 13% from RMB441.1 million in the second quarter of 2009. Non-GAAP operating margin was 39.0% in the third quarter of 2009, compared with 35.7% in the third quarter of 2008 and 38.1% in the second quarter of 2009.
Non-Operating Income. Net non-operating income for the third quarter of 2009 was RMB55.0 million (US$8.1 million), compared with RMB23.3 million in the third quarter of 2008 and RMB33.4 million in the second quarter of 2009. The quarter-over-quarter difference was primarily due to an increase in government subsidies which totaled RMB62.8 million (US$9.2 million) in the third quarter of 2009, compared with RMB10.9 million in the third quarter of 2008 and RMB36.4 million in the second quarter of 2009.
Income Tax Expense. Income tax expense for the third quarter of 2009 was RMB 109.6 million (US$16.0 million), as compared with RMB68.8 million in the third quarter of 2008 and RMB101.2 million in the second quarter of 2009.
Net Income Attributable to Ordinary Shareholders. Net income for the third quarter of 2009 was RMB366.6 million (US$53.7 million), compared with RMB264.6 million in the third quarter of 2008 and RMB363.2 million in the second quarter of 2009. Earnings per diluted ADS in the third quarter of 2009 were RMB1.32 (US$0.20), compared with RMB0.96 in the third quarter of 2008 and RMB1.32 in the second quarter of 2009.

Non-GAAP(2) Net Income Attributable to Ordinary Shareholders. Non-GAAP net income for the third quarter of 2009 was RMB442.0 million (US$64.7 million), an increase of 65% from RMB268.1 million in the third quarter of 2008 and an increase of 18% from RMB373.3 million in the second quarter of 2009. Non-GAAP earnings per diluted ADS in the third quarter of 2009 were RMB1.58 (US$0.24), compared with RMB0.98 in the third quarter of 2008 and RMB1.36 in the second quarter of 2009.
Cash, Cash Equivalent, Restricted Cash and Short-Term Investments. The Company’s cash, cash equivalent, restricted cash and short-term investments increased from RMB1,079.5 million as of June 30, 2009 to RMB2,407.8 million (US$352.6 million) as of September 30, 2009, primarily due to the consummation of the Company’s initial public offering in September 2009 and cash flow generated from operations.
Recent Business Highlights
On July 30, 2009, Shanda Games announced that it has entered into an agreement with SNK Playmore Corporation (“SNK Playmore”), a Japanese game developer, to co-develop The King Of Fighters’ World (“KOF World”), which is an online version of SNK Playmore’s flagship game The King Of Fighters (“KOF”). Under the agreement, Shanda Games will be granted the right to operate KOF World in mainland China, as well as a number of other countries.
On October 16, 2009, Shanda Games announced new content updates of Luvinia Online, a 3D MMORPG, and Xia Online, a strategy web game. Both games are developed by Chengdu Simo Technology (“Simo Technology”), a game studio that Shanda Games acquired through its 18 Capital in July 2009.
On October 28, 2009, Shanda Games announced the closed-beta testing of TS2 Online, the Company’s first turn-based MMORPG.
Note to the Financial Information
The unaudited financial information disclosed above is preliminary. The results for the nine months ended September 30, 2009 are not necessarily indicative of the results expected for the full fiscal year or for any future period. Adjustments to the financial statements may be identified when audit work is completed, which could result in significant differences from the audited financial statements to this preliminary unaudited financial information.

Non-GAAP Financial Measures
To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted net income and adjusted earning per ADS, each of which is adjusted to exclude share-based compensation. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the continuous growth of the Company, the introduction of expansion packs to existing titles, the introduction and timing of new MMORPG game titles and the introduction of new advanced casual game titles, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that there are delays in the localization and/or development of the MMORPGs and advanced casual games Shanda Games intends to release in the fourth quarter of 2009 and in 2010, the risk that such MMORPGs and advanced casual games are not well received by users in China, the risk that the games fail to be commercialized or the commercialized results fail to meet the expectations of end users, the risk that the Company fails to deliver continuous growth in the fourth quarter of 2009 and in 2010, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Registration Statement on form F-1. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games
Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.
Contact
Shanda Games Limited
Maggie Zhou, Investor Relations Manager
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@ShandaGames.com

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)

	For the three months ended,
	September 30, 2008	June 30, 2009	September 30, 2009
	RMB	RMB	RMB	US$
Net revenues:
MMORPG revenues	772.5	1,079.3	1,180.5	172.9
Advanced casual game revenues	98.2	72.2	87.4	12.8
Other revenues	7.6	7.0	4.1	0.6

Total net revenues	878.3	1,158.5	1,272.0	186.3

Cost of revenues	-358.9	-466.4	-518.0	-75.9

Gross profit	519.4	692.1	754.0	110.4

Operating expenses:
Product development	-55.7	-71.6	-82.3	-12.1
Sales and marketing	-71.9	-109.9	-122.3	-17.9
General and administrative	-81.7	-79.6	-128.2	-18.8

Total operating expenses	-209.3	-261.1	-332.8	-48.8

Income from operations	310.1	431.0	421.2	61.6
Interest income	6.5	5.9	6.3	0.9
Investment income	—	0.2	—	—
Other income, net	20.0	34.3	58.1	8.6

Income before income tax expenses, and equity in earning (loss) of affiliated companies	336.6	471.4	485.6	71.1

Income tax expenses	-68.8	-101.2	-109.6	-16.0
Equity in earning (loss) of affiliated companies	0.5	-3.3	-2.4	-0.4

Net income	268.3	366.9	373.6	54.7
Less: Net income attributable to non-controlling interests	-3.7	-3.7	-7.0	-1.0

Net income attributable to ordinary shareholders	264.6	363.2	366.6	53.7

Earnings per share
Basic	0.48	0.66	0.67	0.10
Diluted	0.48	0.66	0.66	0.10

Earnings per ADS
Basic	0.96	1.32	1.34	0.20
Diluted	0.96	1.32	1.32	0.20

Weighted average ordinary shares outstanding
Basic	550,000,000	550,000,000	550,283,554	550,283,554
Diluted	550,000,000	550,154,062	558,265,544	558,265,544

Weighted average ADS outstanding
Basic	275,000,000	275,000,000	275,141,777	275,141,777
Diluted	275,000,000	275,077,031	279,132,772	279,132,772

Reconciliation From Non-GAAP measures to GAAP measures
Non-GAAP Operation profit	313.6	441.1	496.6	72.6
Share-based compensation cost	-3.5	-10.1	-75.4	-11.0
GAAP Operation profit	310.1	431.0	421.2	61.6

Non-GAAP net income attributable to ordinary shareholders	268.1	373.3	442.0	64.7
Share-based compensation cost	-3.5	-10.1	-75.4	-11.0
GAAP net income attribute to ordinary shareholders	264.6	363.2	366.6	53.7

Non-GAAP diluted earning per share	0.49	0.68	0.79	0.12
Share-based compensation cost per share	-0.01	-0.02	-0.13	-0.02

GAAP diluted earnings per share	0.48	0.66	0.66	0.10

Non-GAAP diluted earning per ADS	0.98	1.36	1.58	0.24
Share-based compensation cost per ADS	-0.02	-0.04	-0.26	-0.04

GAAP diluted earnings per ADS	0.96	1.32	1.32	0.20

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)

	For the nine months ended,
	September 30, 2008	September 30, 2009
	RMB	RMB	US$
Net revenues:
MMORPG revenues	2,107.6	3,206.5	469.5
Advanced casual game revenues	285.3	247.2	36.2
Other revenues	25.5	16.8	2.5

Total net revenues	2,418.4	3,470.5	508.2

Cost of revenues	-1,105.6	-1,399.2	-204.9

Gross profit	1,312.8	2,071.3	303.3

Operating expenses:
Product development	-168.6	-234.2	-34.3
Sales and marketing	-130.3	-303.7	-44.4
General and administrative	-219.6	-280.7	-41.1

Total operating expenses	-518.5	-818.6	-119.8

Income from operations	794.3	1,252.7	183.5
Interest income	27.9	17.8	2.6
Investment income	—	0.2	—
Other income, net	3.9	96.2	14.1

Income before income tax expenses, and equity in earning (loss) of affiliated companies	826.1	1,366.9	200.2
Income tax expenses	-170.4	-300.3	-44.0
Equity in earning (loss) of affiliated companies	0.3	-12.6	-1.8

Net income	656.0	1,054.0	154.4
Less: Net income attributable to non-controlling interests	-8.5	-16.2	-2.4

Net income attributable to ordinary shareholders	647.5	1,037.8	152.0

Earnings per share
Basic	1.18	1.89	0.28
Diluted	1.18	1.88	0.28

Earnings per ADS
Basic	2.36	3.78	0.56
Diluted	2.36	3.76	0.56

Weighted average ordinary shares outstanding
Basic	550,000,000	550,095,557	550,095,557
Diluted	550,000,000	552,812,712	552,812,712

Weighted average ADS outstanding
Basic	275,000,000	275,047,779	275,047,779
Diluted	275,000,000	276,406,356	276,406,356

Reconciliation From Non-GAAP measures to GAAP measures
Non-GAAP Operation profit	808.7	1,346.6	197.2
Share-based compensation cost	-14.4	-93.9	-13.7
GAAP Operation profit	794.3	1,252.7	183.5

Non-GAAP net income attributable to ordinary shareholders	661.9	1,131.7	165.7
Share-based compensation cost	-14.4	-93.9	-13.7
GAAP net income attribute to ordinary shareholders	647.5	1,037.8	152.0
Non-GAAP diluted earning per share	1.20	2.05	0.30
Share-based compensation cost per share	-0.02	-0.17	-0.02

GAAP diluted earnings per share	1.18	1.88	0.28

Non-GAAP diluted earning per ADS	2.40	4.10	0.60
Share-based compensation cost per ADS	-0.04	-0.34	-0.04

GAAP diluted earnings per ADS	2.36	3.76	0.56

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
(in millions, except for share and per share data)

	As of June 30, 2009	As of September 30, 2009
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	799.6	1,671.1	244.7
Restricted cash	—	415.0	60.8
Short-term investments	279.9	321.7	47.1
Marketable securities	7.8	10.4	1.5
Accounts receivable, net of allowance for doubtful accounts	9.5	12.2	1.8
Accounts receivable due from related parties	577.3	551.4	80.7
Deferred licensing fees and related costs	80.8	73.8	10.8
Prepayments and other current assets	64.2	67.6	9.9
Other receivable due from related parties	10.0	6.4	0.9
Deferred tax assets	93.9	95.3	14.0

Total current assets	1,923.0	3,224.9	472.2

Investment in affiliated companies	31.7	29.8	4.4
Property and equipment	130.3	141.0	20.6
Intangible assets	460.7	543.1	79.5
Goodwill	116.5	170.1	24.9
Long-term deposits	59.1	63.7	9.3
Long-term prepayments	—	—	—
Other long term assets	115.2	121.5	17.8
Non-current deferred tax assets	19.8	22.3	3.3

Total assets	2,856.3	4,316.4	632.0

LIABILITIES
Current liabilities:
Short-term borrowings	—	390.6	57.2
Accounts payable	42.3	36.4	5.3
Accounts payable due to related parties	71.1	113.6	16.6
Licensing fees payable	317.4	269.2	39.4
Taxes payable	175.8	206.9	30.3
Deferred revenue	442.4	373.4	54.7
Other payables and accruals	197.7	316.4	46.3
Other payables due to related parties	10.7	8.5	1.2
Deferred tax liabilities	7.0	8.0	1.2
Dividend payable	533.6	—	—

Total current liabilities	1,798.0	1,723.0	252.2

Non-current deferred tax liabilities	25.1	33.0	4.8
Non-current deferred revenue	3.4	4.8	0.7

Total liabilities	1,826.5	1,760.8	257.7

Shareholders’ equity
Ordinary shares	40.2	42.0	6.1
Additional paid-in capital	63.8	1,180.4	172.9
Statutory reserves	127.0	127.0	18.6
Accumulated other comprehensive loss	-82.1	-62.4	-9.1
Retained earnings	716.8	1,080.1	158.2

Total Shanda Games Limited shareholders’ equity	865.7	2,367.1	346.7
Non-controlling interests	164.1	188.5	27.6

Total shareholder’s equity	1,029.8	2,555.6	374.3

Total liabilities and shareholders’ equity	2,856.3	4,316.4	632.0